REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2019

FIRST SOVEREIGN SECURITIES CORP.

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

FIRST SOVEREIGN SECURITIES CORP.
DECEMBER 31, 2019

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Sovereign Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 Skokie Boulevard, Suite 520
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Hokin 224-269-0009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Sovereign Securities Corp, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

Notary Public

CORINNE C. HEGGIE
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Dec 14, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of First Sovereign Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Sovereign Securities as of December 31, 2019, the related statements of income(loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Sovereign Securities as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Sovereign Securities's management. Our responsibility is to express an opinion on First Sovereign Securities's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Sovereign Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of First Sovereign Securities's financial statements. The supplemental information is the responsibility of First Sovereign Securities's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

We have served as First Sovereign Securities's auditor since 2017.

Bloomingdale, IL

February 24, 2020

FIRST SOVEREIGN SECURITIES CORP.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 10,701
Accounts Receivable	156
Total Assets	$ 10,857

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$ 3,000
Total Current Liabilities	3,000

Stockholders' Equity

Common stock - no par value, 100 shares authorized, 100 shares issued and outstanding	100
Paid in Capital	81,384
Retained earnings	(71,302)
Distribution	(1,450)
Net Income(Loss)	(875)
Total Stockholders' Equity	7,857
Total Liabilities and Stockholders' Equity	$ 10,857

The accompanying notes are an integral part of these financial statements.

FIRST SOVEREIGN SECURITIES CORP.

Statement of Income(Loss)
December 31, 2019

REVENUE

Commission & Concession	$ 53,091
Total Revenue	$ 53,091

OPERATING EXPENSES

Professional Fees	$ 14,375
Office Expense	3,274
Delivery Expenses	313
Commission	26,978
Licenses & Permits	8,554
Insurance	472
Total Operating Expenses	$ 53,966
NET INCOME(LOSS)	$ (875)

The accompanying notes are an integral part of these financial statements.

FIRST SOVEREIGN SECURITIES CORP.

Statement of Changes in Stockholders' Equity
December 31, 2019

	Capital Stock	Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2019	$ 100	$ 81,384	$ (71,302)	$ 10,182
Net Income(Loss)			(875)	(875)
Distribution		(1,450)		(1,450)
Ending Balance December 31, 2019	$ 100	$ 79,934	$ (72,177)	$ 7,857

The accompanying notes are an integral part of these financial statements.

FIRST SOVEREIGN SECURITIES CORP.

Statement of Changes in Financial Condition
December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss		$ (875)
Adjustments to reconcile net income to net cash (used) by operating activities:		
(Increase) decrease in:		
Accounts Receivable	$ 247	
Total adjustments		247
Net cash (used in) operating activities		(628)

CASH FLOWS FROM INVESTING ACTIVITIES

Distribution	(1,450)
Net cash (used in) financing activities	(1,450)
Decrease in cash	(2,078)
Cash - beginning of year	12,779
Cash - end of period	$ 10,701

Cash paid during the year for interest	$ -
Income tax payments	$ -

The accompanying notes are an integral part of these financial statements.

FIRST SOVEREIGN SECURITIES CORP.
Notes to Financial Statements
December 31, 2019

Note 1: Summary of Accounting Policies

Accounting principles followed by First Sovereign Securities Corp. ("Company") and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Illinois effective June 23, 1995. The Company has adopted a calendar year. Effective December 22, 2017, FINRA approved the transfer of ownership of the Company pending final execution by both parties. Name changed on November 31, 2018 from Nikoh Securities Corporation to First Sovereign Securities Corp.

Description of Business

The Company, located in Northbrook, Illinois is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. As per the membership agreement with FINRA, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(1).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition and Concentrations

The Company recognized commission revenue from 401k Custodians and recordkeeper when earned, in accordance with applicable agreements.

On May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Topic 606 did not have an impact on revenue recognition or timing of revenue in 2019.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. actual results could differ from those estimates.

8

Note 2: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 the company had net capital and net capital requirements of approximately $7,701 and $5,000 respectively which was $2,701 excess net capital. The Company's aggregate indebtedness to net capital was 38.96%.

Note 3: Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. However, accruals are made for the State of Illinois income tax liability and is reflected in these financial statements. As the tax obligations are passed through to its shareholders, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the Company's shareholders. Under section 6501(1) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for tax years 2015, 2016, 2017 and 2018 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 4: Other Commitments and Contingencies

As of the audit date, there are no contingencies or guarantees of debt.

Note 5: Subsequent Events

These financial statements were approved by management and available for issuance on February 24, 2020. subsequent events have been evaluated through this date.

FIRST SOVEREIGN SECURITIES CORP.

Schedule of Net Capital
December 31, 2019

	Focus 12/31/19	Audit 12/31/19	Change
Stockholder's equity, December 31, 2019	$ 7,857	$ 7,857	-
Subtract - Non allowable assets:			
Other asset	(156)	(156)	-
Tentative net capital	$ 7,701	$ 7,701	-
Haircuts:	-	-	-
NET CAPITAL	$ 7,701	$ 7,701	-
Minimum net capital	(5,000)	(5,000)	-
Excess Net Capital	$ 2,701	$ 2,701	-
Aggregate indebtedness	$ 3,000	$ 3,000	-
Ratio of aggregate indebtedness to net capital	38.96%	38.96%	

Note:
*There was no difference noted relating to net capital between the
Focus and the Financial Statements.*

Schedule of
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3

Schedule of
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control.

On October 1, 2010, the Company terminated its clearing relationship and continued to operate
under (k)(1) exemptive provision of SEC Rule 15c3-3. The Company has not yet amended its
membership agreement with FINRA to reflect this change.

Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as
for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

MC

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of First Sovereign Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Sovereign Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Sovereign Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) First Sovereign Securities stated that First Sovereign Securities met the identified exemption provisions throughout the most recent fiscal year without exception. First Sovereign Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Sovereign Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2020

12

First Sovereign Securities Corp.
707 Skokie Boulevard, Suite 520
Northbrook, IL 60062

Assertions Regarding Exemption Provisions

We, as members of management of First Sovereign Securities Corp. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

First Sovereign Securities Corp.

By:

Gary Hokin, President

January 31, 2020
Date